## Contact

www.linkedin.com/in/martinlemos (LinkedIn)

## Top Skills

Agriculture
Farms
Agribusiness

## Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

## Certifications

Global Reporting Initiative (GRI) Certification

## Publications

How Intrapreneurs Can Build Support for Healthy Business

A New Tool to Help Identify and Define Issues for Healthy Business Strategies

# Martin Lemos

Financing the next generation of agriculture
New York, New York, United States

## Experience

### Dirt Capital Partners

Director of Impact & Agriculture
May 2023 - Present (1 year 11 months)

### National Young Farmers Coalition

4 years 2 months

Co Executive Director
September 2019 - June 2022 (2 years 10 months)
Hudson, NY

Leadership at the National Young Farmers Coalition - we change policy, build networks, and provide business services to ensure all young farmers have the chance to succeed.

Interim Executive Director
February 2019 - September 2019 (8 months)

Deputy Director
May 2018 - February 2019 (10 months)

### Castanea Fellowship

Castanea Fellow
June 2019 - June 2022 (3 years 1 month)

The Castanea Fellowship creates opportunities for transformative leadership to thrive. Castanea Fellows will build power to shift structures and culture towards the creation of a more equitable, sustainable, and healthy food system for children, families, and all communities.

### FWD Impact

Co-Founder + Advisory Board
August 2015 - January 2021 (5 years 6 months)
Greater New York City Area

Provided strategy and research to support sustainability initiatives for corporate clients and non-profit organizations, and support the project's evolution into a sustainability consulting opportunity for MBA graduates.

### BSR (Business for Social Responsibility)
#### Manager
February 2016 - April 2018 (2 years 3 months)

Greater New York City Area

Provided corporate client services for Food, Beverage & Ag (FBA) companies and led research on the integration of inclusive economy into corporate sustainability platforms.

### Futerra
#### Analyst
2015 - 2016 (1 year)

Greater New York City Area

Conducted research and analysis on corporate sustainability strategy and communications initiatives.

### Cypress Hills Local Development Corporation
#### Community Garden Program Manager
2014 - 2015 (1 year)

Greater New York City Area

Developed and oversaw execution of USDA-funded Community Food Project in Brooklyn, NY.

### AgDevCo
#### Project Manager & Senior Agronomist
2013 - 2014 (1 year)

Ghana

Led partnership for Farm Research Program and agronomic due diligence for SME investments and World Bank commercial block developments.

### ACDI/VOCA
#### Agriculture/Agribusiness Consultant
2013 - 2013 (less than a year)

Ghana

Record Keeping and Farm Management Practices engagement training in grain-belt Brong Ahofo Region of Ghana.

### Green Earth Institute
#### Farm Manager
2008 - 2013 (5 years)

Naperville, IL

Farm Manager for 50-acre certified organic vegetable production.

## Education

### Bard Graduate Programs in Sustainability.

Master of Business Administration (MBA), Sustainability Studies · (2014 - 2016)

### Hamilton College

Bachelor of Arts (B.A.), Comparative Literature & Mathematics · (2001 - 2005)